Amended & Restated Operating Agreement

of

Kojin SF, LLC

MZ Dining Group, LLC
Manager

Amended & Restated Operating Agreement of Kojin SF, LLC

This Amended and Restated Operating Agreement (the **"Agreement"**) of Kojin SF, a California limited liability company (the "**Company**"), is entered into as of October 1, 2019 by and among the Company, the Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement.

RECITALS

WHEREAS, the Company was formed under the laws of the State of California by the filing of Articles of Organization with the Secretary of State of the State of California on May 2, 2017 (the "**Articles of Organization**");

WHEREAS, prior to the date hereof, the Company was governed by that certain Operating Agreement, dated as of July 18, 2017, (the "Interim Agreement"); and

WHEREAS, in connection with investments to be made in the Company and the admission of additional Members to the Company on the date hereof or thereabouts, the Company desires to amend and restate the Interim Agreement in its entirety and replace it with this Agreement which shall set forth (among other things) the terms of the governance of the Company and the conduct of its business, and the relative rights and obligations of the Members.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I. DEFINITIONS

Section 1.01 Definitions.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this **Section 1.01**:

"**Acceptance Notice**" has the meaning set forth in **Section 9.01(d)**.

"**Act**" means the California Revised Uniform Limited Liability Company Act.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the

direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with any Governmental Authority.

"**Award Agreements**" has the meaning set forth in Section 3.04(a).

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant to a Service Provider of any Incentive Units; and

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to

the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Budget**" has the meaning set forth in **Section 12.03**.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the United States are authorized or required to close.

"**Call Purchase Price**" means the Cause Purchase Price or Fair Market Value, as applicable pursuant to **Section 10.06(a)**.

"**Capital Account**" has the meaning set forth in **Section 5.03**.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cause**" with respect to any particular Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "Cause" means any of the following:

(a) such Service Provider's repeated failure to perform substantially his duties as an employee or other associate of the Company or any of the Company Subsidiaries (other than any such failure resulting from his Disability) which failure, whether committed willfully or negligently, has continued unremedied for more than thirty (30) days after the Company has provided written notice thereof; *provided*, that a failure to meet financial performance expectations shall not, by itself, constitute a failure by the Service Provider to substantially perform his duties;

(b) such Service Provider's fraud or embezzlement;

(c) such Service Provider's material dishonesty or breach of fiduciary duty against the Company or any of the Company Subsidiaries;

(d) such Service Provider's willful misconduct or gross negligence which is injurious to the Company or any of the Company Subsidiaries;

(e) any conviction of, or the entering of a plea of guilty or *nolo contendere* to, a crime that constitutes a felony (or any state-law equivalent) or that involves moral turpitude, or any willful or material violation by such Service Provider of any federal, state or foreign securities laws;

(f) any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct by such Service Provider that has a material adverse effect on the property, operations, business or reputation of the Company or any of the Company Subsidiaries;

(g) the unlawful use (including being under the influence) or possession of illegal drugs by such Service Provider on the premises of the Company or any of the Company Subsidiaries while performing any duties or responsibilities with the Company or any of the Company Subsidiaries;

(h) the material violation by such Service Provider of any rule or policy of the Company or any of the Company Subsidiaries; or

(i) the material breach by such Service Provider of any covenant undertaken in **Article XI** herein, any effective Award Agreement, employment agreement or any written non-disclosure, non-competition, or non-solicitation covenant or agreement with the Company or any of the Company Subsidiaries.

"**Cause Purchase Price**" has the meaning set forth in **Section 10.06(a)(i)**.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Tag-along Portion**" has the meaning set forth in **Section 10.05(d)(i)**.

"**Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Common Units" in this Agreement.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in **Section 7.05(c)**.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Company Option Period**" has the meaning set forth in **Section 10.03(d)(ii)**.

"**Company ROFR Exercise Notice**" has the meaning set forth in **Section 10.03(d)(ii)**.

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Competitor**" has the meaning set forth in **Section 11.02(a)**.

"**Confidential Information**" has the meaning set forth in **Section 11.01(a)**.

"**Covered Person**" has the meaning set forth in **Section 14.01(a)**.

"**Delay Condition**" means any of the following conditions: (a) the Company is prohibited from purchasing any Incentive Units by any Financing Document or by Applicable Law; (b) a default has occurred under any Financing Document and is continuing; (c) the purchase of any Incentive Units would, or in the good-faith opinion of the Manager could, result in the occurrence of an event of default under any Financing Document or create a condition that would or could, with notice or lapse of time or both, result in such an event of default; or (d) the purchase of any Incentive Units would, in the good-faith opinion of the Manager, be imprudent in view of the financial condition of the Company, the anticipated impact of the purchase of such Incentive Units on the Company's ability to meet its obligations under any Financing Document or otherwise in connection with its business and operations.

"**Disability,**" with respect to any Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "Disability" means such Service Provider's incapacity due to physical or mental illness that: (a) shall have prevented such Service Provider from performing his duties for the Company or any of the Company Subsidiaries on a full-time basis for more than ninety (90) or more consecutive days or an aggregate of one hundred eighty (180) days in any 365-day period; or (b)(i) the Manager determines, in compliance with Applicable Law, is likely to prevent such Service Provider from performing such duties for such period of time and (ii) thirty (30) days have elapsed since delivery to such Service Provider of the determination of the Manager and such Service Provider has not resumed such performance (in which case the date of termination in the case of a termination for "Disability" pursuant to this clause (b) shall be deemed to be the last day of such 30-day period).

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or

exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-along Member**" has the meaning set forth in **Section 10.04(a)**.

"**Drag-along Sale**" has the meaning set forth in **Section 10.04(a)**.

"**Dragging Member**" has the meaning set forth in **Section 10.04(a)**.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Manager are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in **Section 7.04(c)**.

"**Exercise Period**" has the meaning set forth in **Section 9.01(d)**.

"**Exercising Member**" has the meaning set forth in **Section 9.01(e)**.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"**Family Members**" has the meaning set forth in **Section 10.02(a)**.

"**Financing Document**" means any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any of the Company Subsidiaries.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Forfeiture Allocations**" has the meaning set forth in **Section 6.02(e)**.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Good Reason,**" with respect to any Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "**Good Reason**" means any of the following actions taken without the Service Provider's written consent:

(a) a material reduction in the Service Provider's base salary or the Service Provider's ability to participate in Company incentive or bonus plans (other than a general reduction in base salary or bonuses that affects all salaried Service Providers equally);

(b) the failure by the Company to pay to the Service Provider any material portion of the salary, bonus or other benefits owed to such Service Provider;

(c) a substantial adverse change in the Service Provider's duties and responsibilities or a material diminution in the Service Provider's title, responsibility, or authority; or

(d) a transfer of the Service Provider's primary workplace by more than fifty (50) miles from the current workplace;

provided, that Good Reason shall not be deemed to exist unless (a) the Company fails to cure the event giving rise to Good Reason within thirty (30) days after written notice thereof given by the Service Provider to the Manager, which notice shall (i) be delivered to the Manager no later than twenty (20) days following the Service Provider's initial detection of the condition, and (ii) specifically set forth the nature of such event and the corrective action reasonably sought by the Service Provider; and (b) the Service Provider terminates his employment within thirty (30) days following the last day of the foregoing cure period.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Incentive Liquidation Value**" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to **Section 7.02**, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to **Section 13.03(c)**.

"**Incentive Plan**" has the meaning set forth in **Section 3.04(a)**.

"**Incentive Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

"**Initial Cost**" means, with respect to any Unit, the purchase price paid to the Company with respect to such Unit by the Member to whom such Unit was originally issued.

"**Intended Call Closing Date**" has the meaning set forth in **Section 10.06(c)(i)**.

"**Issuance Notice**" has the meaning set forth in **Section 9.01(c)**.

"**Liquidator**" has the meaning set forth in **Section 13.03(a)**.

"**Losses**" has the meaning set forth in **Section 14.03(a)**.

"**Manager**" has the meaning set forth in **Section 8.01**.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an "**Initial Member**"); and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Member ROFR Exercise Notice**" has the meaning set forth in **Section 10.03(d)(iii)**.

"**Members Schedule**" has the meaning set forth in **Section 3.01**.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement.

"**Misallocated Item**" has the meaning set forth in **Section 6.05**.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Common Securities**" has the meaning set forth in **Section 9.01(b)(ii)**.

"**New Interests**" has the meaning set forth in **Section 3.05**.

"**New Preferred Securities**" has the meaning set forth in **Section 9.01(b)(i)**.

"**New Securities**" has the meaning set forth in **Section 9.01(b)(iii)**.

"**Non-Exercising Member**" has the meaning set forth in **Section 9.01(e)**.

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Common Units**" has the meaning set forth in **Section 10.03(a)**.

"**Offered Preferred Units**" has the meaning set forth in **Section 10.03(a)**.

"**Offered Units**" has the meaning set forth in **Section 10.03(a)**.

"**Offering Member**" has the meaning set forth in **Section 10.03(a)**.

"**Offering Member Notice**" has the meaning set forth in **Section 10.03(c)(i)**.

"**Officers**" has the meaning set forth in **Section 8.09**.

"**Over-allotment Exercise Period**" has the meaning set forth in **Section 9.01(e)**.

"**Over-allotment Notice**" has the meaning set forth in **Section 9.01(e)**.

"**Permitted Transfer**" means a Transfer of Preferred Units or Common Units carried out pursuant to **Section 10.02**.
"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Pre-emptive Member**" has the meaning set forth in **Section 9.01(a)**.

"**Preferred Capital Value**" means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

"**Preferred Tag-along Portion**" has the meaning set forth in **Section 10.05(d)(i)**.

"**Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Preferred Units" in this Agreement.

"**Preferred Unreturned Capital Value**" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to **Section 7.02(b)** prior to such time.***7.02(b) distribution mechanics need drafting

"**Profits Interest**" has the meaning set forth in **Section 3.04(e)**.

"**Profits Interest Hurdle**" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

"**Proposed Transferee**" has the meaning set forth in **Section 10.05(a)**.

"**Pro Rata Portion**" means:

(a) for purposes of **Section 9.01**, with respect to any Pre-emptive Member, on any issuance date for New Securities, a fraction determined by dividing (i) the aggregate number of Common Units and number of Preferred Units on a Fully Diluted Basis owned by such Pre-emptive Member immediately prior to such issuance by (ii) the total aggregate number of Common Units and number of Preferred Units on a Fully Diluted Basis held by the Members on such date immediately prior to such issuance; and

(b) for purposes of **Section 10.03**, with respect to a ROFR Rightholder, on any date of a proposed Transfer by an Offering Member, a fraction determined by dividing (i) the aggregate number of Common Units and number of Preferred Units on a Fully Diluted Basis owned by such ROFR Rightholder immediately prior to such Transfer by (ii) the total aggregate number of Common Units and number of Preferred Units on a Fully Diluted Basis held by the Members on such date immediately prior to such Transfer.

"**Prospective Purchaser**" has the meaning set forth in **Section 9.01(c)**.

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Purchasing Rightholders**" has the meaning set forth in **Section 10.03(e)(ii)**.

"**Qualified Member**" has the meaning set forth in **Section 12.01**.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units having an aggregate offering value of at least $150,000,000, following which at least 50% of the total Units on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"**Qualifying Incentive Units**" has the meaning set forth in **Section 7.03(b)**.

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in **Section 6.02(d)**.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Repurchase Notice**" has the meaning set forth in **Section 10.06(b)(i)**.

"**Repurchased Incentive Units**" has the meaning set forth in **Section 10.06(b)(i)**.

"**Restricted Incentive Units**" has the meaning set forth in **Section 3.04(c)(i)**.

"**Restricted Period**" has the meaning set forth in **Section 11.02(a)**.

"**ROFR Rightholders**" has the meaning set forth in **10.03(a)**.

"**ROFR Rightholder Option Period**" has the meaning set forth in **Section 10.03(d)(iii)**.

"**Sale Notice**" has the meaning set forth in **Section 10.05(c)**.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Member**" has the meaning set forth in **Section 10.05(a)**.

"**Service Provider**" has the meaning set forth in **Section 3.04(a)**.

"**Shortfall Amount**" has the meaning set forth in **Section 7.04(b)**.

"**Subscription Agreements**" means, collectively, those certain Subscription Agreements, each dated as of the date hereof and a form of which is attached hereto as, by and between the Company and the respective Member named therein, pursuant to which the named Member has acquired that number of Preferred Units set forth opposite such Member's name on the Members Schedule as of the date hereof.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-along Member**" has the meaning set forth in **Section 10.05(a)**.

"**Tag-along Notice**" has the meaning set forth in **Section 10.05(d)(ii)**.

"**Tag-along Period**" has the meaning set forth in **Section 10.05(d)(ii)**.

"**Tax Advance**" has the meaning set forth in **Section 7.04(a)**.

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"**Tax Matters Member**" has the meaning set forth in **Section 12.04**.

"**Tax Rate**" of a Member, for any period, means the highest marginal blended federal, state and local tax rate applicable to ordinary income, qualified dividend income or capital gains, as appropriate, for such period for an individual residing in New York, New York, taking into account for federal income tax purposes, the deductibility of state and local taxes and any applicable limitations on such deductions.

"**Taxing Authority**" has the meaning set forth in **Section 7.05(b)**.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Preferred Units or Common Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Preferred Units or Common Units (or applicable Unit Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person.

"**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in **Section 6.05**.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Preferred Units, the Common Units and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"**Unrestricted Incentive Units**" has the meaning set forth in **Section 3.04(c)(ii)**.

"**Voting Members**" has the meaning set forth in **Section 4.07(b)**.

"**Voting Units**" has the meaning set forth in **Section 4.07(a)**.

"**Withholding Advances**" has the meaning set forth in **Section 7.05(b)**.

Section 1.02 Interpretation.

For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II. ORGANIZATION

Section 2.01 Formation.

(a) The Company was formed on May 1, 2015, pursuant to the provisions of the Act, upon the filing of the Articles of Organization with the Secretary of State of the State of California.

(b) The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 2.02 Name.

The name of the Company is Kojin SF, LLC or such other name or names as the Manager may from time to time designate; provided, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.03 Principal Office.

The principal office of the Company is located at 201 Spear Street, San Francisco, CA or such other place as may from time to time be determined by the Manager. The Manager shall give prompt written notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Act and Applicable Law.

(b) The registered agent for service of process on the Company in the State of California shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Act and Applicable Law.

Section 2.05 Purpose; Powers.

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

Section 2.06 Term.

The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of the State of California and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership.

The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager or Officer of the Company shall be a partner or joint venturer of any other Member, Manager or Officer of the Company, for any purposes other than as set forth in the first sentence of this **Section 2.07**.

ARTICLE III. UNITS

Section 3.01 Units Generally.

The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

Section 3.02 Authorization and Issuance of Preferred Units.

Subject to compliance with **Section 4.06(b)**, **Section 9.01** and **Section 10.01(b)**, the Company is hereby authorized to issue a class of Units designated as Preferred Units. The Company is authorized to issue one hundred seventy thousand (170,000) Preferred Units. Preferred Units are issued and outstanding to the Members in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.03 Authorization and Issuance of Common Units.

Subject to compliance with **Section 9.01** and **Section 10.01(b)**, the Company is hereby authorized to issue a class of Units designated as Common Units. As of the date hereof and after giving effect to the transactions contemplated by the Subscription Agreements and the Award Agreements, three hundred thirty-five thousand (335,000) Common Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.04 Authorization and Issuance of Incentive Units.

(a) Subject to **Section 3.04(b)**, the Company is hereby authorized to issue Incentive Units to Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary (collectively, "**Service Providers**"). The Company is authorized to issue ninety thousand (90,000) Incentive Units to Service Providers. Incentive Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name. The Manager is hereby authorized to adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "**Incentive Plan**"). In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Manager is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "**Award Agreements**"). Each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Manager, in its sole discretion, consistent with the terms herein.

(b) Notwithstanding anything contained herein to the contrary, the number of Incentive Units that the Company may issue pursuant to the Incentive Plan, when combined with any Restricted Incentive Units and any Unrestricted Incentive Units

already issued and outstanding, shall not exceed ten percent (10%) of the aggregate total of Preferred Units and Common Units outstanding on a Fully Diluted Basis as of the date of the proposed grant.

(c) The Manager shall establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the applicable Award Agreement for any grant of Incentive Units. As of the date hereof, none of the issued and outstanding Incentive Units shall be deemed vested. As used in this Agreement:

(i) any Incentive Units that have not vested pursuant to the terms of any Award Agreement are referred to as "**Restricted Incentive Units**"; and

(ii) any Incentive Units that have vested pursuant to the terms of any Award Agreement are referred to as "**Unrestricted Incentive Units**."

(d) Immediately prior to each subsequent issuance of Incentive Units following the initial issuance described in the second sentence of **Section 3.04(a)**, the Manager shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Manager shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(e) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(f) Incentive units shall receive the following tax treatment:

(i) the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his Distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

(ii) each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(g) For the avoidance of doubt:

(i) no Incentive Units, including Unrestricted Incentive Units, shall have any pre-emptive right to acquire New Securities pursuant to **Section 9.01(a)**;

(ii) no Unrestricted Incentive Units, shall have any right to participate as a Tag-along Member in any Tag-along Sale pursuant to **Section 10.05**; and

(iii) all Incentive Units, including Unrestricted Incentive Units, shall be subject to the rights of the holders of Common Units to drag along the holders of Incentive Units pursuant to **Section 10.04**.

Section 3.05 Other Issuances.

In addition to the Preferred Units, Common Units and Incentive Units, the Company is hereby authorized, subject to compliance with **Section 4.06(b)**, **Section 9.01** and **Section 10.01(b)**, to authorize and issue or sell to any Person any of the following (collectively, "**New Interests**"): (i) any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Preferred Units, Common Units or Incentive Units but having different rights; and (ii) Unit Equivalents. The Manager is hereby authorized, subject to **Section 15.09**, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

Section 3.06 Certification of Units.

(a) The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Manager shall issue certificates representing Units in accordance with **Section 3.06(a)**, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT. THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV. MEMBERS

Section 4.01 Admission of New Members.

(a) New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with the provisions of **Section 4.06(b)**, **Section 9.01** and **Section 10.01(b)**, as applicable, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of **Article X**, and in either case, following compliance with the provisions of **Section 4.01(b)**.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Subscription Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with **Section 5.03**.

Section 4.02 Representations and Warranties of Members.

By execution and delivery of this Agreement or a Subscription Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to **Section 4.01**, represents and warrants to the Company and acknowledges that:

(a) The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) Such Member's Units are being acquired for its own account solely for investment and not with a view to resale or distribution thereof;

(c) Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries for such purpose;

(d) The determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or by any agent or employee of any other Member;

(e) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(f) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(g) The execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(h) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(i) Neither the issuance of any Units to any Member nor any provision contained herein will entitle the Member to remain in the employment of the Company or any Company Subsidiary or affect the right of the Company or any Company Subsidiary to terminate the Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement or other similar agreement with the Company or Company Subsidiary, if applicable.

None of the foregoing shall replace, diminish or otherwise adversely affect any Member's representations and warranties made by it in any Subscription Agreement or Award Agreement, as applicable.

Section 4.03 No Personal Liability.

Except as otherwise provided in the Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.04 No Withdrawal.

So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member

ceases to hold any Units, such Person shall no longer be a Member; provided, however, that this Agreement shall continue to apply with respect to any Units that have been called in accordance with **Section 10.06** until full payment is made therefor in accordance with the terms of this Agreement.

Section 4.05 Death.

The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.06 Voting.

(a) Except as otherwise provided by this Agreement (including **Section 4.06(b)** and **Section 15.09**) or as otherwise required by the Act or Applicable Law:

(i) each Member shall be entitled to one vote per Preferred Unit and one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Preferred Units outstanding, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Manager shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take or cause any such action except with the prior approval of the holders of a majority of the outstanding Preferred Units voting separately as a class:

(i) the issuance of any Preferred Units beyond those issued and outstanding as of the date hereof pursuant to Section 3.02 or the issuance of any Units that are senior in any respect to the Preferred Units;

(ii) the issuance of any securities by any Company Subsidiary beyond those issued and outstanding as of the date hereof;

(iii) a merger, consolidation, conversion or other similar transaction involving the Company or any of the Company Subsidiaries in which the holders of the Units (or equivalent Company Subsidiary securities) immediately prior to such transaction hold in the aggregate less than a majority of the outstanding voting equity securities of the surviving entity immediately after such transaction;

(iv) the sale, lease or conveyance of all or substantially all of the assets of the Company and the Company Subsidiaries on a consolidated basis; or

(v) any action that results in a liquidation or dissolution of the Company or any Company Subsidiary.

Section 4.07 Meetings.

(a) Voting Units. As used herein, the term "**Voting Units**" shall mean:

(i) the Common Units, for purposes of calling or holding any meeting of the Members holding Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business not described in **Section 4.06(b)**; and

(ii) the Preferred Units, for purposes of calling or holding any meeting of the Members holding Preferred Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business described in **Section 4.06(b)**.

(iii) the Preferred Units and the Common Units, for purposes of calling or holding any meeting of the Members holding Preferred Units and Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business described in **Section 4.06(b)**.

(b) Calling the Meeting. Meetings of the Members may be called by (i) the Manager or (ii) by a Member or group of Members holding more than fifty percent (50%) of the then-outstanding votes attributable to the relevant Voting Units. Only Members who hold the relevant Voting Units ("**Voting Members**") shall have the right to attend meetings of the Members.

(c) Notice. Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(d) Participation. Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Vote by Proxy. On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f) Conduct of Business. The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Common Units and Voting Members holding Preferred Units; *provided*, that the appropriate Voting Members shall have been notified of the meeting in accordance with **Section 4.07(c)**; and provided, further, that any Voting Member holding the appropriate Voting Units shall have the right to request removal from the meeting of any Voting Member holding only Preferred Units or only Common Units prior to any discussion of business at the meeting for which such Units do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.08 Quorum.

A quorum of any meeting of the Voting Members shall require the presence of the Members holding a majority of the appropriate Voting Units held by all Members. Subject to **Section 4.09**, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to **Section 4.09**, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Units held by all Members.

Section 4.09 Action

Without Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to or approved by Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the appropriate Voting Units held by all Members. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.10 Power of Members.

The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Act. Except as otherwise specifically provided by this Agreement or required by the Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.11 No Interest in Company Property.

No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE V. CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.01 Initial Capital Contributions.

Contemporaneously with the execution of this Agreement and as set forth in the respective Subscription or Conversion Agreements, each Member owning Units has made the Capital Contribution giving rise to such Initial Member's initial Capital Account and is deemed to own the number, type, series and class of Units, in each case, in the amounts set forth opposite such Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02 Additional Capital Contributions.

(a) No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager and in connection with an issuance of Units made in compliance with **Section 9.01**.

(b) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts.

The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this **Section 5.03**. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to **Article VI**; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to **Article VII** and **Section 13.03(c)**;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to **Article VI**; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer.

In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to **Section 6.04**, shall receive allocations and Distributions pursuant to **Article VI**, **Article VII** and **Article XIII** in respect of such Units.

Section 5.05 Negative Capital Accounts.

In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal.

No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans From Members.

Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in **Section 5.03(a)(iii)**, if applicable.

Section 5.08 Modifications.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE VI. ALLOCATIONS

Section 6.01 Allocation of Net Income and Net Loss.

For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in **Section 6.02**, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to **Section 13.03(c)** if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with **Section 13.03(c)**, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.02 Regulatory and Special Allocations.

Notwithstanding the provisions of **Section 6.01**:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This **Section 6.02(a)** is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially

allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This **Section 6.02(b)** is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This **Section 6.02(c)** is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this **Article VI** (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("**Forfeiture Allocations**") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

Section 6.03 Tax Allocations.

(a) Subject to **Section 6.03(b)** through **Section 6.03(e)**, all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) The Company shall make allocations pursuant to this **Section 6.03** in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f) Allocations pursuant to this **Section 6.03** are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

(g) The Company may make all election for federal and state income tax purposes, including, but not limited to, the following: (a) to the extent permitted by applicable law and regulations, elect to use an accelerated depreciation method on any depreciation method on any depreciable unit of the assets of the Company; and (b) in case of a transfer of all or part of the Company Interest of any Member, the Company may elect, pursuant to Sections 734, 743 and 754 of the Code, as amended (or corresponding provisions of future law) to adjust the basis of the assets of the Company.

Section 6.04 Allocations in Respect of Transferred Units.

In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of **Article X**, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05 Curative Allocations.

In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this **Article VI** (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE VII. DISTRIBUTIONS

Section 7.01 General.

The Manager shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

Section 7.02 Priority of Distributions.

After making all Distributions required for a given Fiscal Year under **Section 7.04** and subject to the priority of Distributions pursuant to **Section 13.03(c)**, if applicable, all Distributions determined to be made by the Manager pursuant to **Section 7.01** shall be made in accordance with the distribution provisions of this **Article VII** in the following manner:

(a) First, Seventy Percent (70%) of all Distributions shall be delivered to the Members pro rata in proportion to their holdings of Preferred Units, with the balance of such Distributions delivered to the Members holding Common Units and Incentive Units pro rata in proportion to the aggregate holdings of Common Units and Incentive Units treated as one class of Units, until Distributions under this **Section 7.02(a)** equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units.

(b) Second, any remaining amounts to the Members holding Preferred Units, Common Units and Incentive Units (subject to **Section 7.03**) pro rata in proportion to their aggregate holdings of Preferred Units, Common Units and Incentive Units treated as one class of Units.

Section 7.03 Limitations on Distributions to Incentive Units.

(a) Notwithstanding the provisions of **Section 7.02(b)**, no Distribution (other than Distributions pursuant to **Section 7.04**) shall be made to a Member on account of its Restricted Incentive Units. Any amount that would otherwise be Distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account

to be Distributed in accordance with **Section 7.02(b)** by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to **Section 3.04(c)**.

(b) It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to his Incentive Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any Distributions to any Service Provider with respect to his Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to his Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Common Units and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "**Qualifying Incentive Units**"), pro rata in proportion to their aggregate holdings of Common Units and Qualifying Incentive Units treated as one class of Units.

Section 7.04 Tax Advances.

(a) Subject to any restrictions in any of the Company's and/or any Company Subsidiary's then applicable debt-financing arrangements, and subject to the Manager's sole discretion to retain any other amounts necessary to satisfy the Company's and/or the Company Subsidiaries' obligations, at least five (5) days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "**Tax Advance**").

(b) If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to **Section 7.04(a)** with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made Distributions other than pursuant to this **Section 7.04**, the Manager may apply such Distributions to reduce any Shortfall Amount.

(c) If the aggregate Tax Advances made to any Member pursuant to this **Section 7.04** for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this **Section 7.04**, except to the extent taken into account as an advance pursuant to **Section 7.04(d)**.

(d) Any Distributions made pursuant to this **Section 7.04** shall be treated for purposes of this Agreement as advances on Distributions pursuant to **Section 7.02** and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to **Section 7.02**.

Section 7.05 Tax Withholding; Withholding Advances.

(a) Tax Withholding. If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

(i) an affidavit in form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other Applicable Law;

(ii) any certificate that the Manager may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Manager relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Manager the affidavit described in **Section 7.05(a)(i)**, the Manager may withhold amounts from such Member in accordance with **Section 7.05(b)**.

(b) Withholding Advances. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this **Section 7.05(b)** shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager, shall be charged against the Member's Capital Account.

(c) Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this **Section 7.05(d)** and the obligations of a Member pursuant to **Section 7.05(c)** shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this **Section 7.05**, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) Over-withholding. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an over-withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.06 Distributions in Kind.

(a) The Manager is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to **Section 7.02**.

(b) Any Distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VIII. MANAGEMENT

Section 8.01 Manager.

MZ Dining Group, LLC (the "**Manager**") shall serve as the Manager of the Company. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 8.02 Vacancies.

In the event that a vacancy is created in the role of Manager at any time due to the death, Disability, retirement, resignation or removal of the Manager, then the Members holding a majority of units shall have the right to designate an individual or entity to fill such vacancy and the Company and each Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy in the position of Manager.

Section 8.03 Removal; Resignation.

A Manager may be removed or replaced at any time, with or without cause, upon, and only upon, the written request of the Unitholders representing a majority in voting interest in the Company.

Section 8.04 Action By Written Consent.

Notwithstanding anything herein to the contrary, any action of the Manager may be taken without a meeting and a written consent of the Manager shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of California.

Section 8.05 Compensation; No Employment.

(a) The Manager shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of its duties as a Manager. Nothing contained in this **Section 8.05** shall be construed to preclude any officer, agent, member, or employee of Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) This Agreement does not, and is not intended to, confer upon the Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Section 8.06 Officers.

The Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 8.07 No Personal Liability.

Except as otherwise provided in the Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

ARTICLE IX. PRE-EMPTIVE RIGHTS

Section 9.01 Pre-emptive Right.

(a) Issuance of New Securities. The Company hereby grants to each holder of Preferred Units or Common Units (each, a "**Pre-emptive Member**") the right to purchase its Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party between the date hereof and the consummation of a Qualified Public Offering.

(b) Definition of New Securities. As used herein:

(i) the term "**New Preferred Securities**" shall mean any authorized but unissued Preferred Units and any Unit Equivalents convertible into Preferred Units, exchangeable or exercisable for Preferred Units, or providing a right to subscribe for, purchase or acquire Preferred Units;

(ii) the term "**New Common Securities**" shall mean any authorized but unissued Common Units and any Unit Equivalents convertible into Common Units, exchangeable or exercisable for Common Units, or providing a right to subscribe for, purchase or acquire Common Units; and

(iii) the term "**New Securities**" shall mean the New Preferred Securities and the New Common Securities, as applicable;

provided, that neither the term "New Preferred Securities" nor the term "New Common Securities" shall include Units or Unit Equivalents issued or sold by the Company in connection with: (A) a grant to any existing or prospective Managers, Officers or other Service Providers pursuant to any Incentive Plan or similar equity-based plans or other compensation agreement; (B) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (C) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (D) any merger, consolidation or other business combination involving the Company or any Company Subsidiary; (E) the commencement of any Public Offering or any transaction or series of related transactions involving a Change of Control; (F) any subdivision of Units (by a split of Units or otherwise), payment of Distributions or any similar recapitalization; (G) any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (H) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (I) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business.

(c) Additional Issuance Notices. The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in **Section 9.01(a)** to the Pre-emptive Members within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii) the proposed issuance date, which shall be at least ten (10) Business Days from the date of the Issuance Notice;

(iii) the proposed purchase price per unit of the New Securities; and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board's good-faith determination of the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Pre-emptive Members' holdings of Preferred Units and Common Units in a manner that enables each Pre-emptive Member to calculate its Pro Rata Portion of any New Securities.

(d) Exercise of Pre-emptive Rights. Each Pre-emptive Member shall for a period of ten (10) Business Days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities at the purchase prices set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**") specifying the number of New Securities it desires to purchase. The delivery of an Acceptance Notice by a Pre-emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this **Section 9.01** with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(e) Over-allotment. No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-emptive Member in writing of the number of New Securities that each Pre-emptive Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-allotment Notice**"). Each Pre-emptive Member exercising its rights to purchase its Pro Rata Portion of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other Pre-emptive Member has failed to exercise its right under this **Section 9.01** to purchase its full Pro Rata Portion of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase its Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**").

(f) Sales to the Prospective Purchaser. Following the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-emptive Members declined to exercise the pre-emptive right set forth in this **Section 9.01** on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); provided, that: (i) such issuance or sale is closed within ten (10) Business Days after the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period (subject to the extension of such ten (10) Business Day period for a reasonable time not to exceed twenty (20) Business Days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this **Section 9.01**.

(g) Closing of the Issuance. The closing of any purchase by any Pre-emptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this **Section 9.01**, the Company shall deliver the New Securities free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. The Company, in the discretion of the Board pursuant to **Section 3.06(a)**, may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

Section 9.02 Company's Alternate Option.

In lieu of complying with the provisions of **Section 9.01(c)–(g)**, the Company may elect to issue New Securities and give notice to the Pre-emptive Members within 30 days after the issuance of New Securities. Such notice shall describe the type, price and terms of the New Securities, and each Member shall have thirty days from the date of receipt of such notice to elect to purchase up to the number of New Securities that would, if purchased by such Member, maintain such Member's pro rata share of the total aggregate Units on a Fully Diluted Basis, prior to giving effect to the issuance of such New Securities. The closing of such sale shall occur within 60 days of the date of notice to the Pre-emptive Members.

ARTICLE X. TRANSFER

Section 10.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that, until the consummation of a Qualified Public Offering, such Member (or any Permitted Transferee of such Member) shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 10.02 or in accordance with the procedures described in Section 10.03 through Section 10.07, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary,

(i) Transfers of Incentive Units shall not be permitted prior to the consummation of a Qualified Public Offering except:

(A) pursuant to **Section 10.02**;

(B) when required of a Drag-along Member pursuant to **Section 10.04**;

(C) as set forth in **Section 10.06**; or

(D) upon the exercise of a tag-along right by a Tag-along Member pursuant to **Section 10.05**.

(E) as set forth in the Incentive Plan or applicable Award Agreement.

No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with **Section 4.01(b)** hereof.

(b) Notwithstanding any other provision of this Agreement (including **Section 10.02**), prior to the consummation of a Qualified Public Offering, each Member agrees that it will not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi) if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "**Plan Assets**" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall

not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by **Section 10.02** or made in accordance with the procedures described in **Section 10.03** through **Section 10.06**, as applicable, and purporting to be a sale, transfer, assignment or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term "**Membership Interest,**" shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "**Membership Interest,**" unless otherwise explicitly agreed to by the parties to such Transfer.

Section 10.02 Permitted Transfers.

The provisions of **Section 10.01(a)**, **Section 10.03**, **Section 10.04** (with respect to the Dragging Member only) and **Section 10.05** shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents:

(a) With respect to any Manager, to (i) such Manager's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units may be made only to such Manager and/or any Family Member of such Manager, (iii) a charitable remainder trust, the income from which will be paid to such Manager during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Manager and/or Family Members of such Manager, or (v) by will or by the laws of intestate succession, to such Manager's executors, administrators, testamentary trustees, legatees or beneficiaries; *provided*, that any Manager who Transfers Units shall remain bound by the provisions of **Section 11.01**; or

(b) Pursuant to a Public Offering.

Section 10.03 Right of First Refusal.

(a) Offered Units. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in **Section 10.01**, **Section 10.02** and this **Section 10.03**, the Company, first, and each Member holding Preferred Units and/or Common Units (such Members other than the Offering Member, the "**ROFR Rightholders**"), second, shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of the Preferred Units (or applicable Unit Equivalents) (the "**Offered Preferred Units**") and/or Common Units (or applicable Unit Equivalents) (the "**Offered Common Units**") it owns (the Offered Preferred Units and the Offered Common Units, collectively, the "**Offered Units**").

(b) Offering; Exceptions. Each time the Offering Member receives an offer for a Transfer of any of its Preferred Units and/or Common Units (or applicable Unit Equivalents) (other than Transfers that (i) are permitted by **Section 10.02**, (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-along Member pursuant to **Section 10.04**, or (iii) are made by a Tag-along Member upon the exercise of its tag-along right pursuant to **Section 10.05** after the Company and ROFR Rightholders have declined to exercise their rights in full under this **Section 10.03**), the Offering Member shall first make an offering of the Offered Units to the Company, *first*, and the ROFR Rightholders, *second*, all in accordance with the following provisions of this **Section 10.03**, prior to Transferring such Offered Units to the proposed purchaser.

(c) Offer Notice.

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Company and the ROFR Rightholders stating that it has received a bona fide offer for a Transfer of its Preferred Units and/or Common Units (or applicable Unit Equivalents) and specifying:

(A) the number of Offered Units to be Transferred by the Offering Member;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 (sixty) days from the date of the Offering Member Notice;

(C) the purchase price per Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D) the name of the Person who has offered to purchase such Offered Units.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Rightholder Option Period described in **Section 10.03(d)(iii)**.

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that:

(A) the Offering Member has full right, title and interest in and to the Offered Units;

(B) the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this **Section 10.03**; and

(C) the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) Exercise of Right of First Refusal.

(i) Upon receipt of the Offering Member Notice, the Company and each ROFR Rightholder shall have the right to purchase the Offered Units in the following order of priority: first, the Company shall have the right to purchase all or any portion of the Offered Units in accordance with the procedures set forth in **Section 10.03(d)(ii)**, and *thereafter*, the ROFR Rightholders shall have the right to purchase the Offered Units, in accordance with the procedures set forth in **Section 10.03(d)(iii)**, to the extent the Company does not exercise its right in full. Notwithstanding the foregoing, the Company and the ROFR Rightholders may only exercise their right to purchase the Offered Units if, after giving effect to all elections made under this **Section 10.03(d)**, no less than all of the Offered Units will be purchased by the Company and/or the ROFR Rightholders.

(ii) The initial right of the Company to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Member and the ROFR Rightholders within ten (10) Business Days of receipt of the Offering Member Notice (the "**Company Option Period**"), stating the number (including where such number is zero) and type of Offered Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iii) If the Company shall have indicated an intent to purchase any less than all of the Offered Units, the ROFR Rightholders shall have the right to purchase the remaining Offered Units not selected by the Company. For a period of fifteen (15) Business Days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Units (such period, the "**ROFR Rightholder Option Period**"), each ROFR Rightholder shall have the right to elect irrevocably to purchase all or none of its Pro Rata Portion of the remaining Offered Units by delivering a written notice to the Company and the Offering Member (a "**Member ROFR Exercise Notice**") specifying its desire to purchase its Pro Rata Portion of the remaining Offered Units, on the terms and respective purchase prices set forth in the Offering Member Notice. In addition, each ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Offered Units that it wishes to purchase if any other ROFR Rightholders do not exercise their rights to purchase their entire Pro Rata Portions of the remaining Offered Units. If the Offered Units consists of both Offered Preferred Units and Offered Common Units, each ROFR Righholder will have the right to buy its Pro Rata Share of each class of such Offered Units. Any Member ROFR Exercise Notice shall be binding upon delivery and irrevocable by the ROFR Rightholder.

(iv) The failure of the Company or any ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this **Section 10.03** with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(e) Allocation of Offered Units. Upon the expiration of the ROFR Rightholder Option Period, the Offered Units not selected for purchase by the Company pursuant to **Section 10.03(d)(ii)** shall be allocated for purchase among the ROFR Rightholders as follows:

(i) First, to each ROFR Rightholder having elected to purchase its entire Pro Rata Portion of such Units, such ROFR Rightholder's Pro Rata Portion of such Units; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to **Section 10.03(d)(ii)**), shall be allocated to those ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Offered Units that exceeded their respective Pro Rata Portions (the "**Purchasing Rightholders**"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Offered Units that such Purchasing Rightholder elected to purchase in excess of its Pro Rata Portion; or

(B) the product of (x) the number of Offered Units not allocated under clause (i) (and not purchased by the Company pursuant to **Section 10.03(d)(ii)**), multiplied by (y) a fraction, the numerator of which is the number of Offered Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Offered Units that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in clause (ii) shall be repeated until no Offered Units remain or until such time as all Purchasing Rightholders have been permitted to purchase all Offered Units that they desire to purchase.

(f) Consummation of Sale. In the event that the Company and/or the ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and/or the ROFR Rightholders, and the Company and/or the ROFR Rightholders, as the case may be, shall purchase such Offered Units, within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this **Section 10.03(f)**, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this **Section 10.03(f)**, the Offering Member shall deliver to the Company and/or the participating ROFR Rightholders certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) Sale to Proposed Purchaser. In the event that the Company and/or the ROFR Rightholders shall not have collectively elected to purchase all of the Offered Units, then, provided the Offering Member has also complied with the provisions of **Section 10.05**, to the extent applicable, the Offering Member may Transfer all of such Offered Units, at a price per Offered Unit not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Any Offered Units not Transferred within such 90-day period will be subject to the provisions of this Section 10.03 upon subsequent Transfer.

Section 10.04 Drag-along Rights.

(a) Participation. At any time prior to the consummation of a Qualified Public Offering, if one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Units on a Fully Diluted Basis (such Member or Members, the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 10.04(c) and subject to compliance with **Section 10.04(d)**, to require that each

other Member (each, a "**Drag-along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-along Sale) in the manner set forth in **Section 10.04(b)**.

(b) Sale of Units. Subject to compliance with **Section 10.04(d)**:

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents of such class or series (with Common Units and Incentive Units treated as one class for this purpose) equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis held by such Drag-along Member (with Common Units and Incentive Units treated as one class) by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale (with Common Units and Incentive Units treated as one class) and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Member at such time (with Common Units and Incentive Units treated as one class); and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including **Section 4.06**), each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with **Section 13.03(c)**.

(c) Sale Notice. The Dragging Member shall exercise its rights pursuant to this **Section 10.04** by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series (which may take into account the Profits Interest Hurdle of any Incentive Units to be sold); and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) Conditions of Sale. The obligations of the Drag-along Members in respect of a Drag-along Sale under this **Section 10.04** are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with **Section 10.04(b)**) and the terms and conditions of such sale shall, except as otherwise provided in **Section 10.04(d)(iii)**, be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in

connection with the Drag-along Sale; *provided*, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e) Cooperation. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to **Section 10.04(d)(iii)**.

(f) Expenses. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

Section 10.05 Tag-along Rights.

(a) Participation. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in **Section 10.01**, **Section 10.02** and **Section 10.03**, if any Member (the "**Selling Member**") proposes to Transfer any of its Preferred Units and/or Common Units (or any Unit Equivalents of such Units) to any Person (a "**Proposed Transferee**"), each other Member (each, a "**Tag-along Member**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this **Section 10.05**.

(b) Application of Transfer Restrictions. The provisions of this **Section 10.05** shall only apply to Transfers in which:

(i) The Company and ROFR Rightholders have not exercised their rights in full under **Section 10.03** to purchase all of the Offered Units; and

(ii) The Dragging Member has elected to not exercise its drag-along right under **Section 10.04**.

(c) Sale Notice. Prior to the consummation of any Transfer of Units (or any Unit Equivalents of such Units) qualifying under **Section 10.05(b)**, and after satisfying its obligations pursuant to **Section 10.03**, the Selling Member shall deliver to the Company and each other Member holding Units (or any Unit Equivalents of such Units) of the class or series proposed to be Transferred a written notice (a "**Sale Notice**") of the proposed Tag-along Sale as soon as practicable following the expiration of the ROFR Rightholder Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time and location of the closing of the Tag-along Sale;

(iv) The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) Exercise of Tag-along Right.

(i) The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to **Section 10.05(d)(ii)** shall have the right to Transfer in the Tag-along Sale the number of Unrestricted Incentive Units, Common Units and/or Preferred Units (and applicable Unit Equivalents, if any), as the case may be and with the Common Units Unrestricted Incentive Units treated as one class for this purpose and Preferred units treated as separate class for purposes of this calculation, equal to the product of (x) the aggregate number of Common Units (with Common Units and Unrestricted Incentive Units treated as one class for this purpose) or Preferred Units (and applicable Unit Equivalents), as the case may be, that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Common Units (with Common Units and Unrestricted Incentive Units treated as one class for this purpose) or Preferred Units, as the case may be, on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Common Units (with Common Units and Unrestricted Incentive Units treated as one class for this purpose) or Preferred Units, as the case may be, on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Members timely electing to participate in the Tag-along Sale pursuant to **Section 10.05(d)(ii)** (such amount with respect to the Common Units (with Common Units and Unrestricted Incentive Units treated as one class for this purpose) (and applicable Unit Equivalents, if any), the "**Common Tag-along Portion**", and with respect to the Preferred Units (and applicable Unit Equivalents, if any), the "**Preferred Tag-along Portion**").

(ii) Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of Common Units (with Common Units and Unrestricted Incentive Units treated as one class for this purpose) and/or Unit Equivalents (up to its Common Tag-along Portion) and/or Preferred Units and/or Unit Equivalents (up to its Preferred Tag-along Portion), as the case may be, to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-along Period**").

(iii) The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this **Section 10.05**.

(iv) The number of each class or series of Units to be sold by the Tag-Along Member, the proposed amount of consideration for the Tag-along Sale and the other material terms and conditions of the Tag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series (which may take into account the Profits Interest Hurdle of any Unrestricted Incentive Units to be sold); and

(e) Waiver. Each Tag-along Member who does not deliver a Tag-along Notice in compliance with **Section 10.05(d)(ii)** shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale with respect to the Common Units(with Common Units and Unrestricted Incentive Units treated as one class for this purpose) and/or Preferred Units (and/or Unit Equivalents) owned by such Tag-along Member, and the Selling Member shall (subject to the rights of any other participating Tag-along Member) thereafter be free to sell to the Proposed Transferee the Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

(f) Conditions of Sale.

(i) Each Member participating in the Tag-along Sale shall receive the same consideration per Common Unit (with Common Units and Unrestricted Incentive Units treated as one class for this purpose) and/or Preferred Unit, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with **Section 10.05(h)** below; provided, however, the Tag-along Members and the Selling Member may take into account the Profits Interest Hurdle of any Unrestricted Incentive Units to be sold).

(ii) Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; *provided*, that each Tag-

along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Member, and other matters relating to such Tag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Selling Member and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale.

(iii) Each holder of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-along Sale and participate in such sale as holders of such class or series of Units.

(g) Cooperation. Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to **Section 10.05(f)(ii)**.

(h) Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Tag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(i) Consummation of Sale. The Selling Member shall have sixty (60) days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-along Notice (which such 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-along Sale, the Selling Member may not then effect a Transfer that is subject to this **Section 10.05** without again fully complying with the provisions of this **Section 10.05**.

(j) Transfers in Violation of the Tag-along Right. If the Selling Member sells or otherwise Transfers to the Proposed Transferee any of its Units in breach of this Section 10.05, then each Tag-along Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-along Member, the number of Units of each applicable class or series that such Tag-along Member would have had the right to sell to the Proposed Transferee pursuant to this Section 10.05, for a per Unit amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Units from the Selling Member, but without indemnity being granted by any Tag-along Member to the Selling Member; *provided*, that nothing contained in this **Section 10.05(j)** shall preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this **Section 10.05**. The Selling Member shall also reimburse each Tag-along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Member's rights under this **Section 10.05(j)**.

Section 10.06 Incentive Units Call Right.

(a) Call Right. At any time prior to the consummation of a Qualified Public Offering or a Change of Control, following the termination of employment or other engagement of any Service Provider with the Company or any of the Company Subsidiaries, the Company may, at its election, require the Service Provider and any or all of such Service Provider's Permitted Transferees to sell to the Company all or any portion of such Service Provider's Incentive Units at the following respective purchase prices:

(i) For the Restricted Incentive Units, under all circumstances of termination, a price equal to the lesser of their Fair Market Value and their Initial Cost (the "**Cause Purchase Price**").

(ii) For the Unrestricted Incentive Units, their Cause Purchase Price, in the event of:

(A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for Cause; or

(B) the resignation of such Service Provider for any reason other than Good Reason.

(iii) For the Unrestricted Incentive Units, a price equal to their Fair Market Value, in the event of:

(A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for a reason other than for Cause;

(B) the resignation of such Service Provider at any time for Good Reason; or

(C) the death or Disability of such Service Provider.

(b) Procedures.

(i) If the Company desires to exercise its right to purchase Incentive Units pursuant to this **Section 10.06**, the Company shall deliver to the Service Provider, within ninety (90) days after the termination of such Service Provider's employment or other engagement, a written notice (the "**Repurchase Notice**") specifying the number of Incentive Units to be repurchased by the Company (the "**Repurchased Incentive Units**") and the purchase price therefor in accordance with **Section 10.06(a)**.

(ii) Each applicable Service Provider shall, at the closing of any purchase consummated pursuant to this **Section 10.06**, represent and warrant to the Company that:

(A) such Service Provider has full right, title and interest in and to the Repurchased Incentive Units;

(B) such Service Provider has all the necessary power and authority and has taken all necessary action to sell such Repurchased Incentive Units as contemplated by this **Section 10.06**; and

(C) the Repurchased Incentive Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(iii) Subject to **Section 10.06(c)** below, the closing of any sale of Repurchased Incentive Units pursuant to this **Section 10.06** shall take place no later than thirty (30) days following receipt by the Service Provider of the Repurchase Notice. Subject to the existence of any Delay Condition, the Company shall pay the Call Purchase Price for the Repurchased Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Service Provider at least ten (10) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c) Delay Condition. Notwithstanding the provisions of **Section 10.06(b)(iii)**, the Company shall not be obligated to repurchase any Incentive Units if there exists a Delay Condition. In such event, the Company shall notify the Service Provider in writing as soon as practicable of such Delay Condition and the Company may thereafter:

(i) Defer the closing and pay the Call Purchase Price at the earliest practicable date on which no Delay Condition exists, in which case, the Call Purchase Price shall accrue interest at the Company Interest Rate from the latest date that the closing could have taken place pursuant to **Section 10.06(b)(iii)** above (the "**Intended Call Closing Date**") to the date the Call Purchase Price is actually paid; or

(ii) Pay the Call Purchase Price with a subordinated note (fully subordinated in right of payment and exercise of remedies to the lenders' rights under any Financing Document) bearing interest at the Company Interest Rate from the Intended Call Closing Date until paid in full.

(d) Cooperation. The Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this **Section 10.06**, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) Closing. At the closing of any sale and purchase pursuant to this **Section 10.06**, the Service Provider shall deliver to the Company a certificate or certificates representing the Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

ARTICLE XI. COVENANTS

Section 11.01 Confidentiality.

(a) Each Manager acknowledges that during the term of this Agreement, he will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, the Company Subsidiaries and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Manager acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Manager is subject, no Manager shall, directly or indirectly, disclose or use (other than solely for the purposes of such Manager monitoring and analyzing his investment in the Company or performing his duties as a Manager, Officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during his association or employment with the Company or thereafter, any Confidential Information of which such Manager is or becomes aware. Each Manager in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in **Section 11.01(a)** shall prevent any Manager from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Manager; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Manager's Representatives who, in the reasonable judgment of such Manager, need to know such Confidential Information and agree to be bound by the provisions of this **Section 11.01** as if a Manager; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Manager, as long as such Transferee agrees to be bound by the provisions of this **Section 11.01** as if a Manager; provided, that in the case of clause (i), (ii) or (iii), such Manager shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of **Section 11.01(a)** shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Manager in violation of this Agreement; (ii) is or becomes available to a Manager or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Manager and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Manager without use of Confidential Information; or (iv) becomes available to the receiving Manager or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; *provided*, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

Section 11.02 Non-compete; Non-solicit.

(a) Non-compete. In light of each Manager's access to Confidential Information and position of trust and confidence with the Company, each Manager hereby agrees that, during the period of his continued employment or other engagement with the Company or any Company Subsidiary and for a period of one (1) year, running consecutively, beginning on the last day of the Manager's employment or other engagement with the Company or any Company Subsidiary for any reason or no reason (the "**Restricted Period**"), such Manager shall not (x) render services or give advice to, or affiliate with (as employee, partner, consultant or otherwise), or (y) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control or participate in the ownership, management, operation or control of, any Competitor or any division or business segment of any Competitor; *provided*, that nothing in this **Section 11.02(a)** shall prohibit such Manager or any of his Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly:

(i) Up to two percent (2%) of the aggregate voting securities of any Competitor that is a publicly traded Person; or

(ii) Up to two percent (2%) of the aggregate voting securities of any Competitor that is not a publicly traded Person, so long as neither such Manager nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

For purposes of this **Section 11.02(a)**, "**Competitor**" means any other Person engaged, directly or indirectly, in whole or in part, in the same or similar business as the Company, including those engaged in the business of owning and operating a restaurant in San Francisco, CA.

(b) Non-solicit of Employees. In light of each Manager's access to Confidential Information and position of trust and confidence with the Company, each Manager further agrees that, during the Restricted Period, he shall not, directly or indirectly through one or more of any of their respective Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any individual who has been employed by the Company or any Company Subsidiary within one (1) year prior to the date of such hiring or solicitation, or encourage any such individual to leave such employment. This **Section 11.02(b)** shall not prevent a Manager from hiring or soliciting any employee or former employee of the Company or any Company Subsidiary who responds to a general solicitation that is a public solicitation of prospective employees and not directed specifically to any Company or Company Subsidiary employees.

(c) Non-solicit of Clients. In light of each Manager's access to Confidential Information and position of trust and confidence with the Company, each Manager further agrees that, during the Restricted Period, he shall not, directly or indirectly through one or more of any of their respective Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers or suppliers of the Company or any Company Subsidiary for purposes of diverting their business or services from the Company.

(d) Blue Pencil. If any court of competent jurisdiction determines that any of the covenants set forth in this **Section 11.02**, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this **Section 11.02** or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by Applicable Law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them.

ARTICLE XII. ACCOUNTING; TAX MATTERS

Section 12.01 Financial Statements.

The Company shall furnish to each Member holding ten percent (10% or more of the aggregate Units, on a Fully Diluted Basis, of the Company (each, a "**Qualified Member**") the following reports upon request:

(a) Annual Financial Statements. As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, audited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each

such Fiscal Year and audited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Manager, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company and Company Subsidiaries as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

(b) Quarterly Financial Statements. As soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such fiscal quarter and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

(c) Monthly Financial Statements. As soon as available, and in any event within thirty (30) days after the end of each monthly accounting period in each fiscal quarter (other than the last month of the fiscal quarter), unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such monthly period and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows and Members' equity for each such monthly period and for the current Fiscal Year to date, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto).

Section 12.02 Inspection Rights.

Upon reasonable notice from a Qualified Member, the Company shall, and shall cause its Managers, Officers and employees to, afford each Qualified Member and its Representatives reasonable access during normal business hours to (i) the Company's and the Company Subsidiaries' properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the Company and the Company Subsidiaries, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members or Managers, and to permit each Qualified Member and its Representatives to examine such documents and make copies thereof, and (iii) the Company's and the Company Subsidiaries' Officers, senior employees and public accountants, and to afford each Qualified Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company and the Company Subsidiaries with their Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Member and its Representatives such affairs, finances and accounts).

Section 12.03 Budget.

Not later than thirty (30) days prior to the commencement of each Fiscal Year, the Company shall prepare, submit to and obtain the approval of the Manager of a business plan and monthly and annual operating budgets for the Company and Company Subsidiaries in detail for the upcoming Fiscal Year, including capital and operating expense budgets, cash flow projections, covenant compliance calculations of all outstanding and projected indebtedness, and profit and loss projections, all itemized in reasonable detail (including itemization of provisions for Officers' compensation) (the "**Budget**"). The Company and the Subsidiaries shall use commercially reasonable efforts to operate in all material respects in accordance with the Budget. The Company shall review the Budget periodically and shall not make any material changes thereto without the approval of the Manager.

Section 12.04 Tax Matters Member.

(a) Appointment. The Members hereby appoint Benjamin Jorgenson as the "**Tax Matters Member**" who shall serve as the "tax matters partner" (as such term is defined in Code Section 6231) for the Company.

(b) Tax Examinations and Audits. The Tax Matters Member is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated

therewith. Each Member agrees to cooperate with the Tax Matters Member and to do or refrain from doing any or all things reasonably requested by the Tax Matters Member with respect to the conduct of examinations by Taxing Authorities and any resulting proceedings. Each Member agrees that any action taken by the Tax Matters Member in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company.

(c) Income Tax Elections. The Tax Matters Member shall have sole discretion to make any income tax election it deems advisable on behalf of the Company; provided, that the Tax Matters Member will make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Common Units. All determinations as to tax elections and accounting principles shall be made solely by the Tax Matters Member.

(d) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. The Tax Matters Member shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in **Section 7.05(d)**.

(e) Resignation. The Tax Matters Member may resign at any time. If he or she ceases to be the Tax Matters Member for any reason, the holders of a majority of the Common Units of the Company shall appoint a new Tax Matters Member.

Section 12.05 Tax Returns.

At the expense of the Company, the Manager (or any Officer that it may designate pursuant to **Section 8.09**) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 12.06 Company Funds.

All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XIII. DISSOLUTION AND LIQUIDATION

Section 13.01 Events of Dissolution.

The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The happening of an event stated in this Agreement or the Articles of Organization;

(b) A determination by the unanimous written consent of the Members that the Company be dissolved and wound up;

(c) The passage of 90 consecutive days during which the Company has no Members, except on the death of a sole member as provided in Cal Corp Code § 17707.01(c); or

(d) The entry of a decree of judicial dissolution by a court of competent jurisdiction pursuant to Cal Corp Code § 17707.03.

Section 13.02 Effectiveness of Dissolution.

Dissolution of the Company shall be effective on the day on which the event described in **Section 13.01** occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in **Section 13.03** and the Articles of Organization shall have been cancelled as provided in **Section 13.04**.

Section 13.03 Liquidation.

If the Company is dissolved pursuant to Section 13.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a) Liquidator. The Manager, or, if the Manager is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Manager in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under **Section 7.02**.

(d) Discretion of Liquidator. Notwithstanding the provisions of **Section 13.03(c)** that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in **Section 13.03(c)**, if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of **Section 13.03(c)**, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

Section 13.04 Cancellation of Certificate.

Upon completion of the Distribution of the assets of the Company as provided in **Section 13.03(c)** hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of Calfornia and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of California and shall take such other actions as may be necessary to terminate the Company.

Section 13.05 Survival of Rights, Duties and Obligations.

Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to **Section 14.03**.

Section 13.06 Recourse for Claims.

Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager, the Liquidator or any other Member.

ARTICLE XIV. EXCULPATION AND INDEMNIFICATION

Section 14.01 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b) Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

Section 14.02 Liabilities and Duties of Covered Persons.

(a) Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 14.03 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this **Section 14.03**; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this **Section 14.03**, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this **Section 14.03** shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this **Section 14.03** shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this **Section 14.03** and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this **Section 14.03** shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) Savings Clause. If this **Section 14.03** or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this **Section 14.03** to the fullest extent permitted by any applicable portion of this **Section 14.03** that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) Amendment. The provisions of this **Section 14.03** shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this **Section 14.03** is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this **Section 14.03** that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to

a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 14.04 Survival.

The provisions of this **Article XIV** shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XV. MISCELLANEOUS

Section 15.01 Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 15.02 Further Assurances.

In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 15.03 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 15.03**):

To Company:

Kojin SF, LLC
201 Spear Street
San Francisco, CA 94105

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

Section 15.04 Headings.

The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 15.05 Severability.

If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Subject to **Section 11.02(d)**, upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 15.06 Entire Agreement.

(a) This Agreement, together with the Articles of Organization, the Incentive Plan, each Award Agreement, the Subscription Agreements, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement

with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(b) In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Incentive Plan or an applicable Award Agreement with respect to the subject matter of the Incentive Plan or Award Agreement, the Manager shall resolve such conflict in its sole discretion.

Section 15.07 Successors and Assigns.

Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 15.08 No Third-Party

Except as provided in **Article XIV**, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 15.09 Amendment.

No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the outstanding Units. Any such written amendment or modification will be binding upon the Company and each Member; provided, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Units of the same class or series or (ii) a class or series of Units relative to the rights of another class or series of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class or series, as applicable. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

Section 15.10 Waiver.

No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this **Section 15.10** shall diminish any of the explicit and implicit waivers described in this Agreement, including in **Section 4.07(f)**, **Section 8.04(c)**, **Section 9.01(d)**, **Section 10.03(d)(iv)**, **Section 10.04(b)(ii)**, **Section 10.05(e)** and **Section 15.13**.

Section 15.11 Governing Law.

The construction, validity, and performance of this Agreement will be governed by, and construed in accordance with, the laws of the State of California, and the parties expressly waive its choice of law rules.

Section 15.12 Submission to Jurisdiction.

The parties agree that venue and jurisdiction for any litigation or arbitration arising out of, relating to, or regarding the validity of, this Agreement will lie in the County of Sacramento, State of California. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action of proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice or other document by registered mail to the address set forth in **Section 15.03** shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 15.13 Waiver of Jury Trial.

Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.14 Equitable Remedies.

Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 15.15 Attorneys' Fees.

In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 15.16 Remedies Cumulative.

The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in **Section 14.02** to the contrary.

Section 15.17 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Remainder of page left intentionally blank. Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

DocuSigned by:

940AC3A434414C2...

Marc Zimmerman
Manager, Kojin SF, LLC

IN WITNESS WHEREOF, the parties below hereto have caused this Amended and Restated Operating Agreement for Kojin SF, LLC dated October 1, 2019, to be executed as of the date written below.

MEMBER:
MZ DINING, LLC

DocuSigned by:
940AC3A434414C2...

By: Marc Zimmerman
Its: Manager

Date: 10/1/2019

Address for Notices:
175 Bluxome St #310
San Francisco, Ca 94107

Additional Notices To:

MEMBER:
J&J PROPERTIES, INC.

DocuSigned by:
Jay Jorgensen
854ADC2BC88A42B...

By: Jay Jorgensen
Its: President

Date: 10/3/2019

Address for Notices:
10214 Chestnut Plaza
Dr. Fort Wayne, IN.
46814

Additional Notices To:

MEMBER:
LINDSEY YOUNG

DocuSigned by:
Lindsey Young
7A6F4B78646D4F8...

By: Lindsey Young

Date: 10/3/2019

Address for Notices:
235 Hillside Ave
Piedmont, CA 94611

Additional Notices To:

MEMBER:
MATTHEW BATA

DocuSigned by:
B82D911367174CB...

By: Matthew Bata

Date: 10/1/2019

Address for Notices:
5741 Hillbright Circle
San Jose, CA 95123

Additional Notices To:

MEMBER:
ROSE MIRAMONTES

DocuSigned by:
9AC7C416CF8A432...

By: Rose Miramontes

Date: 10/3/2019

Address for Notices:
61 Albion St.
San Francisco, Ca 94103

Additional Notices To:

SCHEDULE A

CAPITALIZATION TABLE

MEMBER	INITIAL CASH CAPITAL CONTRIBUTION	INITIAL OTHER CAPITAL CONTRIBUTION	TOTAL COMMON MEMBERSHIP UNITS	TOTAL INCENTIVE UNITS
MZ Dining, LLC	$0	Company setup, management, operations, concept, sourcing, expertise and goodwill	325,000	
J&J Properties, Inc.	$0	Financing for Company acquisition of liquor license	10,000	
Lindsey Young	$0	Beverage Director Services		15,960
Matthew Bata	$0	Executive Sous Chef		15,960
Rose Miramontes	$0	General Manager		15,960

* Young, Bata and MiraMontes' PIUs carry a liquidation threshold of $1,500,000 for the purposes of valuation under Rev. Proc. 2001-43

I hereby certify the accuracy of this capitalization table as of the date included below.

DocuSigned by:

940AC3A434414C2...

10/1/2019

Marc Zimmerman
Manager

Date